

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Amir Moftakhar
Chief Financial Officer
ESS Tech, Inc.
26440 SW Parkway Ave., Bldg. 83
Wilsonville, OR 97070

   Re: ESS Tech, Inc.
    Registration Statement on Form S-1
    Filed March 4, 2022
    File No. 333-263316

Dear Mr. Moftakhar:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Christoph Luschin